Exhibit 21.1
Subsidiaries

Name	Jurisdiction of Incorporation
RightNow Technologies Limited	United Kingdom
RightNow Technologies Pty Ltd.	Australia
RightNow Technologies GmbII	Germany
RightNow Technologies Japan	Japan
Q-go Nederland B.V.	The Netherlands
Q-go Spain	Spain
Q-go Deutschland GmbH	Germany
Q-go U.S.	United States
Q-go.com B.V.	The Netherlands